Orckit Communications Reports 2007 Second Quarter Results

TEL AVIV, Israel, August 15 -- Orckit Communications Ltd. (NASDAQ: ORCT) today reported results for the second quarter and six months ended June 30, 2007.

Revenues in the second quarter of 2007 were $1.9 million compared to $14.7 million in the quarter ended June 30, 2006 and $4.5 million in the previous quarter ended March 31, 2007.

Net loss for the quarter ended June 30, 2007 was $6.4 million, or $(0.40) per share, compared to net income of $294,000, or $0.02 per diluted share, for the quarter ended June 30, 2006 and a net loss of $5.6 million, or $(0.36) per share, for the previous quarter ended March 31, 2007. Results for the quarter ended June 30, 2007 included financial income of $1.6 million resulting from adjustments due to the conversion terms of our convertible notes that were issued in March 2007.

Revenues for the six months ended June 30, 2007 were $6.4 million compared to $39.7 million for the six months ended June 30, 2006. Net loss for the six months ended June 30, 2007 was $12.0 million, or $(0.76) per share, compared to net income of $6.1 million, or $0.36 per diluted share, for the six months ended June 30, 2006.

Izhak Tamir, President of Orckit, commented, "This quarter we maintained our R&D efforts to enhance the capabilities of the CM-4000, our high capacity Packet Transport Switch. We remain on track to begin customer evaluations of the CM-4000 in late 2007, with commercial availability expected in early 2008. As recognition of the need for ultra-wide bandwidth converged metro architecture grows within the telecom industry, we continue to see increasing interest from telecom carriers in the CM-4000. This interest is driven by the emergence of high capacity video transmissions services."

Mr. Tamir added, "The CM-4000 complements our CM-100 platform, broadening and enhancing our product line, and allowing telecom carriers to provide bandwidth-intensive services such as High-Definition IPTV and TDM-based 3.5G wireless video services, as well as other video applications, in a converging transport environment."

Mr. Tamir concluded, "In 2008, we expect to see additional evaluation and product selection processes by leading telecom carriers for both cellular and fixed line networks. We expect to begin shipping the CM-4000 product line in 2008 and are encouraged by the opportunities this line is expected to generate for us going forward."

Outlook and Guidance

For the quarter ending September 30, 2007, we expect revenues to be approximately $1.5 million, net loss to be approximately $8.4 million and net loss per share to be approximately $(0.53). This guidance does not take into account income or losses due to valuation of conversion terms included in our $25.8 million principal amount of convertible subordinated notes that were issued in March 2007. Such income or losses are subject to certain factors, including our share price, and cannot be estimated.

Conference Call

Orckit Communications will host a conference call on August 15, 2007, at 11 a.m. EST. The call can be accessed by dialing 1-?888-200-4690 in the United States and 1-973-935-8767 internationally. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through August 22, 2007 at 11:59 p.m. at 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access this replay, enter the following code: 8987354.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's
CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                                TABLES TO FOLLOW


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                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)

                                                                           Three Months Ended                  Six months Ended
                                                                                June 30                            June 30
                                                                    2007               2006                2007            2006
                                                                    ----               ----                ----            ----



Revenues                                                      $    1,900   $          14,706      $        6,426   $       39,665


Cost of revenues                                                     978               7,357               3,022           19,385
                                                                  ------              ------              ------           ------
Gross profit                                                         922               7,349               3,404           20,280

Research and development expenses, net                             4,897               3,982               9,871            8,222

Selling, marketing general and administrative expenses             4,094               3,662               8,105            7,565
                                                                  ------              ------              ------           ------
Total operating expenses                                           8,991               7,644              17,976           15,787
                                                                  ------              ------              ------           ------
Operating income (loss)                                           (8,069)               (295)            (14,572)           4,493

Financial income, net                                                 97                 589                 987            1,621
Adjustments due to convertible notes conversion terms              1,609                   0               1,609                0
                                                                   -----                   -               -----                -
Total financial income, net                                        1,706                 589               2,596            1,621
                                                                  ------              ------              ------           ------
Net income (loss)                                          $      (6,363)   $            294      $      (11,976)   $       6,114
                                                                  ======              ======              ======           ======
Net income (loss) per share - basic                        $       (0.40)   $           0.02      $        (0.76)   $        0.40
                                                                  ======              ======              ======           ======
Net income (loss) per share - diluted                      $       (0.40)   $           0.02      $        (0.76)   $        0.36
                                                                  ======              ======              ======           ======
Weighted average number of shares outstanding - basic             15,776              15,513              15,742           15,218
                                                                  ======              ======              ======           ======
Weighted average number of shares outstanding - diluted           15,776              16,685              15,742           17,020
                                                                  ======              ======              ======           ======
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                           ORCKIT COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                               (US$ in thousands)

                                                                                                June 30              December 31
                                                                                                   2007                     2006
                                                                                                   ----                     ----
                       ASSETS
Current assets:

    Cash and short term marketable securities                                          $         60,808    $             46,011
    Restricted cash                                                                              25,885                       0
    Trade receivables                                                                               344                   1,581
    Other receivables                                                                             1,915                   2,077
    Inventories                                                                                   1,996                   3,464
                                                                                                 ------                  ------
          Total  current assets                                                                  90,948                  53,133

Long term marketable securities                                                                  33,166                  40,561
Severance pay fund                                                                                3,147                   3,173
Property and equipment, net                                                                       1,839                   2,490
Deferred issuance costs, net                                                                        858                       0
                                                                                                 ------                  ------
          Total  assets                                                                $        129,958    $             99,357
                                                                                                 ======                  ======

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Bank loans                                                                         $         20,796    $                  0
    Trade payables                                                                                4,687                   4,907
    Accrued expenses and other payables                                                           8,559                  10,134
    Deferred income                                                                               1,830                   3,196
                                                                                                 ------                  ------
          Total current liabilities                                                              35,872                  18,237

Long term liabilities :
    Convertible subordinated notes                                                               25,328                       0
    Adjustments due to convertible notes conversion terms                                       (1,609)                       0
                                                                                                -------                       -
    Convertible subordinated notes, net                                                          23,719                       0

    Accrued severance pay and other                                                               4,559                   4,257
                                                                                                 ------                  ------
                                                                                                 28,278                   4,257

          Total liabilities                                                                      64,150                  22,494

Shareholders' equity                                                                             65,808                  76,863
                                                                                                 ------                  ------
          Total  liabilities and shareholders' equity                                  $        129,958    $             99,357
                                                                                                 ======                  ======

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